SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

STAFFING 360 SOLUTIONS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer)

Warrants to Purchase Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number of Warrants)

Brendan Flood

Executive Chairman

641 Lexington Avenue, Suite 1526

New York, New York 10022

Tel: (212) 634-6462

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Martin C. Glass, Esq.

Jenner and Block LLP

919 Third Avenue

New York, New York 10022

Tel: (212) 891-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$2,207,651.36	$222.31

*	Estimated for purposes of calculating the amount of the filing fee only. Staffing 360 Solutions, Inc. (“Staffing” or the “Company”) is offering holders of 906,633 of certain of its warrants as more fully described herein the opportunity to exchange such warrants for shares of the Company’s common stock, par value $0.00001 per share by tendering one hundred of the warrants in exchange for twenty shares. The amount of the filing fee assumes that all outstanding warrants that are the subject of the offer will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Company’s common stock on March 24, 2016, which was $2.435.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $222.31	Filing Party: Staffing 360 Solutions, Inc.
Form or Registration No.: SC TO-I	Date Filed: March 29, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

☑	Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2016 (the “Schedule TO”), by Staffing 360 Solutions, Inc., a Nevada corporation (the “Company”) in connection with the offer by the Company to certain holders of the Company’s outstanding warrants (the “Warrants”) to receive an aggregate of 906,633 shares of the Company’s Common Stock, par value $0.00001 per share (the “Shares”), by agreeing to receive twenty (20) Shares in exchange for every one hundred (100) Warrants tendered by the holders of Warrants. The Warrants consist of (i) warrants to purchase an aggregate of 89,729 Shares issued to certain investors in connection with private placement offerings from April and June of 2013, (ii) warrants to purchase an aggregate of 86,362 Shares issued to certain investors in connection with a bridge financing from November and December of 2013, (iii) warrants to purchase an aggregate of 500,000 Shares that were issued to certain investors in connection with the Company’s private placement offerings from January through March of 2014, (iv) warrants to purchase an aggregate of 185,510 Shares that were issued upon the conversion of outstanding Series A Bonds that were issued in July 2014, (v) warrants to purchase 2,945 Shares issued to the placement agent in connection with the offering of Series B Bonds in October and November of 2014, (vi) warrants to purchase 12,000 Shares issued to MidCap Financial Trust in connection with the Company’s $25 million accounts receivable credit facility and $3 million term loan in April of 2015, (vii) warrants to purchase 30,087 Shares issued to a placement agent in connection with several of the Company’s capital raises across the calendar year 2015. The offer is subject to the terms and conditions set forth in the Offer to Exchange Common Stock for Certain Outstanding Warrants, dated March 29, 2016 (the “Offer Letter”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 1 to the Schedule TO, remains unchanged and is incorporated by reference herein as relevant to the items in this Amendment No. 1. Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer Letter, unless otherwise indicated.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the Offer Letter, is hereby amended as follows:

The Offer expired at 5:00 PM, Eastern Time, on April 26, 2016. As of the Expiration Date, a total of 822,224 Warrants were validly tendered and not withdrawn. Such tendered Warrants represent approximately 91% of the Warrants included in the Offer. Under the terms of the Offer, the Company accepted all tendered Warrants, and will issue an aggregate of 164,477 shares of our common stock in exchange.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Common Stock for Certain Outstanding Warrants.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Withdrawal.*
(a)(1)(D)	Letter from the Executive Chairman of the Company to the Holders of Warrants.*

(a)(1)(E)	Annual Report on Form 10-K for the year ended May 31, 2015, filed with the SEC on July 31, 2015 and incorporated herein by reference.
(a)(1)(F)	Quarterly Report on Form 10-Q for the quarter ended August 31, 2015, filed with the SEC on October 15, 2015 and incorporated herein by reference.
(a)(1)(G)	Quarterly Report on Form 10-Q for the quarter ended November 30, 2015, filed with the SEC on January 14, 2016 and incorporated herein by reference.
(a)(1)(H)	Quarterly Report on Form 10-Q for the quarter ended February 29, 2016, filed with the SEC on April 13, 2016 and incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Form of 2013 PIPE Warrant, filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2013 and incorporated herein by reference.
(d)(2)	Form of 2014 PIPE Warrant, filed as exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2014 and incorporated herein by reference.
(d)(3)	Form of MidCap Warrant, filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 8, 2015 and incorporated herein by reference.
(d)(4)	Form of Series A Warrant, filed as exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2015 and incorporated herein by reference.
(d)(5)	Form of Series B Warrant, filed as exhibit 4.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 14, 2015 and incorporated herein by reference.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STAFFING 360 SOLUTIONS, INC.

	By:	/s/ Brendan Flood
Name: Brendan Flood
Title: Executive Chairman

Date: April 27, 2016